February 7, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pharmacyclics, Inc.
Form 10-K for the fiscal year ended June 30, 2012
Filed September 5, 2012
File No. 000-26658

Dear Mr. Riedler:

This letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the letter dated January 29, 2013, from Mr. Jeffrey P. Riedler to Mr. Rainer M. Erdtmann of Pharmacyclics, Inc. (the “Company”).  For your convenience, we have set forth below each of the Staff’s comments in italicized text in the same numbered order in which they appear in your letter.  The Company’s response to each Staff comment follows immediately after the text of the corresponding comment.  References to page numbers in our responses are references to the page numbers in the applicable periodic report.

Item 1. Business
Ibrutinib Clinical Development Update, page 5

1.
We note your disclosure that Grade 3 and Grade 4 hematologic events were reported in your single agent Phase Ib/II CLL/SLL study.  Please provide us with proposed expanded disclosure for future filings that provides a brief description of these events.

We respectfully acknowledge the Staff’s comment to propose expanded disclosure to provide a brief description of the Grade 3 and Grade 4 hematologic events that were reported in our single agent Phase Ib/II CLL/SLL study.

February 7, 2013

We propose to include in our future filings, the following disclosures:

At the 2012 Annual Meeting of the American Society of Clinical Oncology (“ASCO”) in June 2012, we presented for the first time data of our single agent Phase Ib/II study in the treatment-naive cohort in Chronic Lymphocytic Leukemia/Small Lymphocytic Lymphoma (“CLL/SLL”) patients.  The Phase II study PCYC-1102 included a total of 31 treatment-naive elderly (≥ 65 years) patients with CLL/SLL enrolled at two daily dose levels of ibrutinib, 420 mg (n=26) and 840 mg (n=5), respectively.  At the median follow-up of 14.4 months in the 420 mg cohort, the overall response rate, including complete and partial responses, was 81% as measured by the 2008 International Workshop on Chronic Lymphocytic Leukemia (“IWCLL”) criteria.  Notably, complete response (no evidence of disease as measured by radiographic, blood and bone marrow) was achieved in 12% (n=3 patients) with ibrutinib as a single agent.  The clinical responses (complete and partial) have been independent of high-risk clinical or genetic features.  At the median follow-up of 14.4 months, the probability of progression free survival (“PFS”) was 96% in the 420 mg cohort.  The study safety profile of ibrutinib was particularly notable for minimal off target toxicities, consistent with earlier trials.  The most common adverse events were Grade 1/2 diarrhea, nausea and fatigue.  Grade 3 and Grade 4 hematologic events, neutropenia (low white cell counts) and thrombocytopenia (low platelet counts), potentially related to ibrutinib occurred in 12% of patients.  Of the 31 patients on the trial at the time of the analysis, there was only 1 patient that had discontinued due to disease progression.

Item 1. Business Ibrutinib Patents, page 11
PCI-27483 Patents, page 13
Patents, page 14

2.
We note in your disclosure that you provide a “projected duration of [patent] coverage” for each product candidate.  Please provide us with proposed expanded disclosure for future filings that provides a range of expirations of your material issued patents for each product candidate.

We respectfully acknowledge the Staff's comment to propose expanded disclosure to provide a range of expirations of our material issued patents for each product candidate.  We respectfully point out that we believe the existing disclosure adequately describes our material patent position for each product candidate and is described under each such candidate, subject to clarification as provided below.  In each case, the projected duration of patent coverage accurately characterizes the duration of the composition-of-matter patent position on which we intend to rely for market exclusivity for the product candidate in the major market countries, subject to the clarification as provided below.  In each case, with the exception of the patents covering abexinostat and pan-HDAC inhibitors described under the heading Patents on page 14, the composition-of-matter patent position is projected to expire on the same date in all countries, subject to potential patent term extensions that have not yet been obtained and that may vary in length, depending on the country.  In the case of the patents covering abexinostat and pan-HDAC inhibitors described under the heading Patents on page 14, with the exception of the composition-of-matter patent in the U.S., the composition-of-matter patent position is projected to expire on the same date in all countries.  The composition-of-matter patents covering abexinostat and pan-HDAC inhibitors in non-U.S. major market countries is projected to expire in 2024.  The composition-of-matter patent covering abexinostat and pan-HDAC inhibitors in the U.S. is projected to expire in 2025, due to a Patent Term Adjustment.  The projected durations of composition-of-matter patents covering abexinostat and pan-HDAC inhibitors in the major market countries, including the U.S., are subject to potential patent term extensions that have not yet been obtained and that may vary in length, depending on the country.  Therefore, under the heading PCI-27483 Patents on page 13 we propose to delete the words “at least” from such section as follows:

February 7, 2013

PCI-27483 Patents

PCI-27483 is covered by U.S. patents and patent applications and counterpart patents and patent applications in fourteen ex-U.S. territories, including Europe, Canada, Mexico, Japan, China, India, South Korea, Australia and Brazil.  The projected duration of this coverage is through ~~at least~~ December 2023, subject to any patent term extensions that may be obtained in certain territories, which can be for up to five years.

and under the heading Patents on page 14 we propose to delete the words “at least” and to make other changes to the text from such section as follows:

Patents

Abexinostat and pan-HDAC inhibitors are covered by patents and patent applications in the U.S. and fifteen other ex-U.S. territories, including Europe, Canada, Mexico, Japan, China, India and Brazil, that claim such compounds as compositions of matter, pharmaceutical formulations of such compounds, and methods of using such compounds and formulations for the treatment of various diseases.  With the exception of the U.S. patent covering abexinostat and pan-HDAC as compositions of matter, which is projected to expire in 2025 due to a Patent Term Adjustment, the projected duration of such global patent coverage is through ~~at least~~ 2024.  The projected durations of the patents are subject to any patent term extensions that may be obtained in certain territories, which can be for up to five years.

Collaborations and Other Agreements

Cooperative Research and Development Agreement with the National Cancer Institute, page 18

3.
We note that you disclose that you entered into a five-year cooperative research and development agreement in August 2011 in which the NCI’s Division of Cancer Treatment and Diagnosis plans to sponsor Phase I through Phase III trials of ibrutinib in various hematologic malignancies.  You also disclose on page 2 that ibrutinib is currently initiating Phase III studies in hematologic malignancies.  Please provide us with proposed expanded disclosure that clarifies whether this Phase III study is sponsored by the NCI’s Division of Cancer Treatment and Diagnosis and provides the material terms of this agreement.  Please file a copy of this agreement as an exhibit.  Alternatively, please provide us with an analysis that supports your belief that you are not substantially dependent on this agreement.

February 7, 2013

We respectfully acknowledge the Staff’s comment to propose expanded disclosure as to whether the Phase III study in hematologic malignancies with respect to ibrutinib is sponsored by the NCI’s Division of Cancer Treatment and Diagnosis and to provide the material terms of this agreement or to provide an analysis as to why the Company is not substantially dependent on this agreement.

The Company has determined that this agreement is not material and that it is not substantially dependent on this agreement because none of the Company’s Phase III studies is sponsored by the NCI’s Division of Cancer Treatment and Diagnosis.  As such, we propose to delete the reference to Phase III trials in connection with our discussion of the Cooperative Research and Development Agreement with the National Cancer Institute, as set forth below:

Cooperative Research and Development Agreement (“CRADA”) with the National Cancer Institute (“NCI”)

In August 2011, we entered into a five-year CRADA with the NCI to collaborate on the development of ibrutinib.  Under the Agreement, the NCI's Division of Cancer Treatment and Diagnosis plans to sponsor Phase I ~~through Phase III~~ and Phase II trials of ibrutinib in various hematologic malignancies.  In addition, we are participating in several other investigator sponsored trials.

Acquired Products

Celera Corporation, page 18

4.
Please provide us with proposed expanded disclosure regarding the material terms of your agreement with Celera Corporation that specifies the amount of royalties payable expressed as a percentage or range within 10% (i.e. single digits, teens, twenties, etc.) and the term and termination provisions.

We respectfully acknowledge the Staff’s comment to propose expanded disclosure regarding our agreement with Celera Corporation that specifies the amount of royalties payable as a percentage or range within 10% and the terms and termination provisions.

We propose to include in our future filings, the following expanded disclosure:

Acquired Products

Celera Corporation

In April 2006, we acquired multiple small molecule drug candidates for the treatment of cancer and other diseases from Celera Genomics, an Applera Corporation business (now Celera Corporation - a subsidiary of Quest Diagnostics Incorporated).  Future milestone payments under the agreement, as amended, could total as much as approximately $97,000,000, although we currently cannot predict if or when any of the milestones will be achieved.  Approximately two-thirds of the milestone payments relate to our HDAC inhibitor program and approximately one-third relates to our Factor VIIa inhibitor program.  Approximately 90% of the potential future milestone payments would be paid to Celera after obtaining regulatory approval in various countries.  There are no milestone payments related to our BTK inhibitor programs.  In addition to the milestone payments, Celera will be entitled to single-digit royalty payments based on annual sales of drugs commercialized from our HDAC inhibitor, Factor VIIa inhibitor and certain BTK inhibitor programs.

February 7, 2013

For any BTK inhibitor product or Factor VIIa inhibitor product obtained from Celera, the agreement with Celera expires on a product-by-product and country-by-country basis.  The term of the agreement for a given BTK inhibitor product shall expire in a given country upon the expiration of the last-to-expire Celera patent assigned to us that covers the manufacture, use, sale, offer for sale, or importation of such product in such country.  For any HDAC inhibitor product obtained from Celera, the agreement with Celera expires on a product-by-product and country-by-country basis.  The term of the agreement for a given HDAC inhibitor product shall expire in a given country upon the expiration of the last-to-expire Celera patent assigned to us that covers the sale of such product in such country.

We may terminate the agreement with Celera in its entirety, or with respect to one or more of the three classes of products (BTK inhibitor products, HDAC inhibitor products and Factor VIIa inhibitor products) obtained from Celera, at any time by giving Celera at least 60 days’ prior written notice.  If we terminate the agreement with respect to a particular class of products, ownership of the Celera intellectual property assigned to us relating to the products in the terminated product class will revert to Celera.  If we terminate the agreement in its entirety, ownership of all of the Celera intellectual property assigned to us will revert to Celera.

The agreement with Celera may be terminated effective immediately upon a party’s written notice to the other party for a breach by the other party that remains uncured for 90 days after notice of the breach is given to the breaching party.  If we breach the agreement only with respect to one or two of the three classes of products obtained from Celera, but not with respect to all three classes of products, and if our breach remains uncured for 90 days after we have received notice of breach from Celera, Celera may terminate the agreement solely with respect to the class or classes of products affected by our breach, but may not terminate the agreement with respect to the class or classes of products unaffected by our breach.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

February 7, 2013

Please direct any comments or questions regarding this filing to me at (408) 215-3311.

Sincerely,

/s/Joshua T. Brumm

Joshua T. Brumm
Executive Vice President, Finance

cc:	Robert W. Duggan, Chairman of the Board and Chief Executive Officer
Richard Love, Vice President, Legal
Jeffrey Womer, PricewaterhouseCoopers LLP
Adam W. Finerman, Olshan Frome Wolosky LLP